
GRASIM
ADITYA BIRLA GROUP


03022198

By Air Mail

82-3322

SUPPL

April 18, 2003

**Securities & Exchange Commission**
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

Dear Sir,

1. Pursuant to Clause 41 of the Listing Agreement, please note that the Board of Directors of Grasim Industries Limited will meet on Tuesday, the 29th April, 2003. The Agenda of the meeting amongst other items will include the following:-

   i) to consider and approve the audited accounts of the Company for the year ended 31st March, 2003; and

   ii) to recommend payment of dividend on Equity shares for the year ended 31st March, 2003.

2. As the Company is declaring its Audited Annual Results within 3 months from the close of the financial year, we will not publish the unaudited financial results for the last quarter ended on 31st March, 2003.



Thanking you,

Yours faithfully,

BC Malu

**Ashok Malu**
**Company Secretary**

dlw 6/4

**GRASIM INDUSTRIES LIMITED**
**(Corporate Finance Division)**
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel.: 91-22-2281 9520 • Fax : 91-22-2284 6299 • Email : grasim@bom7.vsnl.net.in
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)